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FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Registrant as Specified in Its Charter)

SCOTT KLARQUIST
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OPEN LETTER TO THE SHAREHOLDERS OF FIRSTHAND TECHNOLOGY VALUE FUND (SVVC)

Dear Fellow SVVC Shareholders:

My name is Scott Klarquist and I am the CIO of Seven Corners Capital Management, LLC. By way of background, I am a former corporate attorney based in New York City (J.D., University of Virginia) who transitioned into full-time investing nearly a decade ago. I now focus mainly on small and micro-cap stocks, such as SVVC. As you may be aware, I filed two investor presentations critical of company leadership and SVVC's incentive structure on EDGAR back in January 2022. If you have not reviewed these yet, please do so at your earliest convenience. I am writing you today to let you know that I intend to solicit proxies from certain significant SVVC shareholders in favor of (1) my director candidacy (I nominated myself for our board in mid-December 2021 and have been stonewalled by the company ever since, based on what I consider spurious, bad-faith arguments) and (2) a proposal (whether binding or advisory) to terminate SVVC's external management agreement with Firsthand Capital Management, LLC ("FCM"), in each case with respect to the 2022 annual meeting of SVVC shareholders.

My goals in doing so are thus two-fold:

1. To remove incumbent so-called "independent" members from our board who have, in my estimation, actively enabled insiders (including FCM) to become entrenched via bylaw changes and otherwise; and
2. To finally terminate the "fee-guzzling albatross" that has hung far too long around the necks of SVVC shareholders (strangling them financially), otherwise known as the FCM external management agreement.

With respect to goal #1, I plan to solicit votes to become a Class II director on SVVC's (currently staggered) board of directors with a term ending in 2025 (currently the board is divided into three separate classes, with each member serving three-year terms), replacing septuagenarian director Nicholas Petredis. Please note that this is the only SVVC directorship expected to be on the ballot at this year's annual meeting. Mr Petredis is a stale director, having served on SVVC's board since 2014; according to company SEC filings, he also currently owns ZERO SHARES of SVVC stock, meaning he refuses to invest his own money alongside the shareholders. Moreover, Mr Petredis does not appear to have sufficient "true independence" (as opposed to technically meeting the definition of "independent" in form, but not substance) from FCM's CIO and SVVC's CEO Kevin Landis to properly represent the interests of SVVC's unaffiliated shareholders. Notably, Mr Petredis served as the Chief Compliance Officer for Firsthand Funds from 2008 to 2013 and the Chief Compliance Officer of SVVC from 2010 to 2013. He also appears to have opposed any significant change to the status quo at SVVC despite the resounding anti-Landis and anti-FCM (and pro-change) mandates rendered by the shareholders at the 2020 and 2021 annual meetings (which have been totally ignored by our board). Replacing Mr Petredis on SVVC's board would finally allow a shareholder-friendly advocate, as opposed to a seemingly Landis-friendly rubber stamp director, into the boardroom, without which I do not believe any REAL LONG-TERM POSITIVE CHANGE at SVVC will be possible.

Regarding goal #2, I refer you back to the reasons for terminating the FCM management agreement that I covered in my twin investor presentations, namely:

1. External management agreements are notorious for being riddled with conflicts of interest in the public company context. Having Mr Landis simultaneously serve as FCM's CIO as well as SVVC's CEO and board chairman presents a classic example of this phenomenon. It is thus no surprise that the FCM management agreement is heavily tilted in FCM's favor, with FCM receiving a yearly "base management fee" equal to 2% of the GROSS (not net) asset value of the fund REGARDLESS OF UNDERLYING INVESTMENT PERFORMANCE, REGARDLESS OF THE WIDTH OF SVVC'S DISCOUNT TO NAV and REGARDLESS OF THE PERFORMANCE OF SVVC STOCK VERSUS ANY RELEVANT PEER GROUP (indeed, a deadly trifecta!)

2. The incentive fee structure of the FCM external management virtually guarantees that Mr Landis will make sub-optimal (if not downright horrific) investment decisions, "watering the weeds and cutting the flowers", leading to the destruction of net asset value (or NAV) over time.

3. The members of SVVC's incumbent board "leadership" (using that term charitably here) exhibit a deeply troubling history of employing blatant entrenchment tactics, for example by altering the bylaws to (A) exempt Mr Landis and his "associates" (but nobody else) from the Maryland Control Share Statute and (B) change the voting standard in contested elections from a plurality of the shares actually voted to a majority of the outstanding shares (the latter a much higher, if not actually impossible, bar to clear). These same directors have also blatantly ignored the will of SVVC's shareholders at the past two annual meetings, as expressed in the vote totals regarding both (A) SVVC's incumbent directors, as well as (B) special proposals submitted by shareholder Don Chambers (one regarding pursuing strategic alternatives and the other regarding termination of the FCM management agreement).

4. The so-called "independent" directors of SVVC, who all own either no or token amounts of stock, have past ties to Mr Landis and his Firsthand entities which bring into question their real independence from him.

5. Given the foregoing, it is no surprise that SVVC's stock price is down over 80% during the past decade (and down about 45% if one adds back the pre-tax amount of distributions and dividends received by shareholders), all during a raging bull market in stocks. It is pretty simple: INVESTORS SIMPLY ARE NOT BUYING WHAT MR LANDIS AND COMPANY ARE SELLING.

SVVC's stock has in recent weeks plumbed new 52-week lows, with shareholders voting with their wallets to Get Out of Dodge. It trades at a pathetic 23% of the most recently-reported NAV of $14.50 per share. Volume in the stock has also been anemic, meaning potential deep-pocketed bulls (assuming any were to exist) cannot reasonably obtain a large position without extreme and lengthy effort. I believe those shareholders who are not entrenched insiders collectively understand that, for this to change, WE MUST FUNDAMENTALLY REVAMP THE LEADERSHIP at SVVC, which needs to happen IMMEDIATELY (if not sooner). I hope to be instrumental in effecting this and plan to humbly ask for your votes at the 2022 annual meeting.

I will be in further communication with you in the weeks ahead in connection with the foregoing. Please monitor this space!

Sincerely,

Scott Klarquist

CIO, Seven Corners Capital Management, LLC